

August 19, 2013

<u>Via E-mail</u>
Ignacio Antoñanzas
Chief Executive Officer
Enersis S.A.
Santa Rosa 76
Santiago, Chile

> **Re:** **Enersis S.A.**
> **Form 20-F for the Fiscal Year Ended December 31, 2012**
> **Filed March 21, 2013**
> **File No. 001-12440**

Dear Mr. Antoñanzas:

   We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Form 20-F for the Fiscal Year Ended December 31, 2012</u>

<u>Item 4. Information on the Company, page 28</u>

<u>D. Property, Plants and Equipment, page 96</u>

1. Please disclose an estimate of the amount of expenditures, including the amount of expenditures already paid and a description of the method of financing for your Projects under Construction and Projects under Development. To the extent known, please also disclose the estimated dates of start and completion for each of the projects that you discuss. Please refer to Item 4.D of Form 20-F.

<u>Item 5. Operating and financial Review and Prospects, page 106</u>

<u>B. Liquidity and Capital Resources, page 127</u>

2. Please provide disclosure regarding the reason(s) for the decrease in cash provided by operating activities in fiscal 2012 as compared to fiscal 2011, including the amount(s) received from your Chilean and foreign subsidiaries and the reason(s) for any variance in dividends received from your subsidiaries in fiscal 2012 as compared to fiscal 2011. Please refer to Item 5.B.1.b of Form 20-F.

3. We note your disclosure on pages 132-133 regarding the fact that Endesa Costanera is currently in default under the terms of a supplier agreement with Mitsubishi Corporation. Please briefly describe the impact on Endesa Costanera, and any resulting impact on you, if Mitsubishi declares the outstanding debt due and payable.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Lisa Kohl, Staff Attorney, at (202) 551-3252, Lilyanna L. Peyser, Special Counsel, at (202) 551-3222, or me at (202) 551-3222 if you have questions regarding our comments or any other questions.

Sincerely,

/s/ Lilyanna L. Peyser for

Mara L. Ransom
Assistant Director

cc: Nicolás Billikopf E.
     Capital Markets & Compliance Director